

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Brittney Rogers
Managing Member
Emancipation Fund Initiative LLC
5330 Griggs Road #D107
Houston, Texas 77021

> **Re: Emancipation Fund Initiative LLC**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted November 3, 2020**
> **CIK No. 0001817964**

Dear Ms. Rogers:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Draft Offering Statement

General

1.   We note your response to comment 1. Please revise the disclosure to state that you will disclose revised interest rates in an offering circular supplement, because the rate "constitutes a substantive change from or addition to the information set forth in the last offering circular filed with the Commission." See Rule 252(g)(2) of Regulation A. Please also confirm, if any changes in the interest rate represent "a fundamental change in the information set forth in the offering statement," that you will file a post qualification amendment. See Rule 252(f)(2)(ii) of Regulation A.

2.   We note inconsistencies throughout the offering circular regarding the time investors have to notify the company of their decision to renew. For example, on page 2, the current disclosure states "[t]he investor must then inform the Company *within* 45 days of the date of maturity that the investor wishes for the company to redeem the investor's Note." (Emphasis added). On page 12, the current disclosure states "each note will automatically renew for a new one year period unless the investor notifies the Company *45 days before the maturity date*…." (Emphasis added). Also on page 12, the current disclosure states "*[a]pproximately* 60 days before the maturity date of each Note, the company will notify each investor of the upcoming maturity of his Note." (Emphasis added). Please revise and clarify the disclosure throughout the offering circular, and clearly state, if true, that investors will have a full 15 days to make a renewal decision.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Samuel E. Whitley